UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

1347 Property Insurance Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68244P107
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	68244P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

461,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	68244P107

Item 1.	Security and Issuer.
The name of the issuer is 1347 Property Insurance Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1511 N. Westshore Blvd., Suite 870, Tampa, Florida, 33607, United States of America. This Schedule 13D relates to the Issuer's common stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.
	(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Fund”), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Fund GP”), (iii) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (iv) Harbert Management Corporation, an Alabama corporation (“HMC”), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen, and (vii) Raymond Harbert, a United States citizen (collectively, the "Reporting Persons"). The Fund was previously named Harbert MicroCap Partners Fund, LP, and the Fund GP was previously named Harbert MicroCap Partners Fund GP, LLC.

	(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

	(c)	Jack Bryant and Kenan Lucas, are directors and co-portfolio managers of the Fund GP, which serves as general partner of the Fund. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $3,380,985.

Item 4.	Purpose of Transaction.

No change from the Schedule 13D filed with the Securities and Exchange Commission on November 16, 2016.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, the Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 461,141 Shares, constituting 7.7% of the Shares, based upon 5,984,766* Shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 461,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 461,141 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at November 6, 2017, as reported in the Issuer's Form 10-Q, filed on November 13, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2018
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Senior Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 3, dated January 11, 2018, relating to the Common Stock, par value $0.001 per share of 1347 Property Insurance Holdings, Inc. shall be filed on behalf of the undersigned.

January 11, 2018
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Senior Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Senior Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
11/7/2017	Common Stock, $0.001 par value	1000	0	$7.0000
11/9/2017	Common Stock, $0.001 par value	2700	0	$7.0481
11/13/2017	Common Stock, $0.001 par value	100	0	$7.0500
11/14/2017	Common Stock, $0.001 par value	1075	0	$7.0105
11/15/2017	Common Stock, $0.001 par value	8161	0	$7.0414
11/24/2017	Common Stock, $0.001 par value	359	0	$7.1000
12/5/2017	Common Stock, $0.001 par value	895	0	$7.3264
12/6/2017	Common Stock, $0.001 par value	100	0	$7.3000
12/6/2017	Common Stock, $0.001 par value	200	0	$7.4000
12/8/2017	Common Stock, $0.001 par value	500	0	$7.3000
12/13/2017	Common Stock, $0.001 par value	4800	0	$7.2865
12/14/2017	Common Stock, $0.001 par value	2178	0	$7.1759
12/15/2017	Common Stock, $0.001 par value	612	0	$7.0755
12/18/2017	Common Stock, $0.001 par value	2962	0	$7.2949
12/20/2017	Common Stock, $0.001 par value	2401	0	$7.2863
12/22/2017	Common Stock, $0.001 par value	1139	0	$7.2439
12/26/2017	Common Stock, $0.001 par value	1500	0	$7.2835
12/27/2017	Common Stock, $0.001 par value	2500	0	$7.2419
12/29/2017	Common Stock, $0.001 par value	2500	0	$7.2340